Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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4 Feb 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 4 Feb 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 3/3

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 February 2003

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

CHANGE IN SUBSTANTIAL HOLDING

Mrs. Tania Maree Noutsatos, decreased her relevant interest in Sam's Seafood Holdings Limited on 31/01/2003, from 4,909,907 ordinary shares (20.58%) to 4,580,164 ordinary shares (19.2%).

Ken Situ
Company Secretary

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 February 2003

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

COMPLETION OF BUSINESS ACQUISITION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that, Sam's Seafood Hamilton Ltd, a wholly owned subsidiary of the Company, has successfully completed its acquisition of Ocean Fresh Seafood, one of the major seafood operators based in Brisbane, Queensland, which specialises in restaurants and supermarket trades with an annual turnover of $15 million.

The final purchase price for the acquisition of the land, plant & equipment, stock and business is $3,132,965.66. This consideration is met by $2,132,965.66 in cash and $1,000,000 in shares, the shares are allocated out of vendor shareholder, Mrs. Tania Noutsatos's account. The number of shares being transferred to Carter and Spencer Seafood Pty Ltd is 225,338, which will be held in voluntary escrow for 12 months.

Following completion of the transaction, the Company will become the leading force in the seafood business in Queensland and one of the major players in Australia. This acquisition will provide in-roads for the Company to expand further into the supermarket business and will create synergies to the existing operations and deliver positive earnings to the Sam's Seafood Group.

Ken Situ
Company Secretary